Exhibit 99.1

Adagene Announces SAFEbody® Multi-Target Collaboration with Sanofi for Novel Masked

Immuno-Oncology Antibody Candidates

- Total potential transaction value of $2.5 billion plus royalties -

SAN DIEGO and SUZHOU, China, March 2, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of antibody-based therapies, today announced a collaboration and exclusive license agreement with Sanofi to generate masked monoclonal and bispecific antibodies for development and commercialization by Sanofi.

Under the terms of the agreement, Adagene will be responsible for early stage research activities to develop masked versions of Sanofi candidate antibodies, using Adagene’s SAFEbody technology. Sanofi will be solely responsible for later stage research and all clinical, product development and commercialization activities.

Sanofi will make an upfront payment of $17.5 million to Adagene and will have the ability to advance two initial Sanofi antibody candidates in the collaboration, followed by an option for two additional candidates. Additionally, Adagene will be eligible to receive total potential development, regulatory and commercial milestone payments of up to $2.5 billion for advancement of the candidates, which will be exclusively developed and commercialized by Sanofi. Adagene is eligible to also receive tiered royalties on global net sales of approved collaboration products.

“Committed to chasing the miracles of science, we look forward to working with Adagene to design antibodies that can help us deliver on our mission to bring transformative new medicines to people living with cancer,” said Valeria Fantin, Global Head of Oncology Research, Sanofi. “Adagene’s antibody platform should help us to precisely target established, but poorly addressed oncology mechanisms with best-in-class medicines.”

“We are excited to work with Sanofi and unlock the potential of multiple promising yet challenging immuno-oncology targets by applying our SAFEbody precision masking technology, which is validated by extensive preclinical research as well as clinical data from our ADG126 anti-CTLA-4 program,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer, and Chairman of Adagene. “We are at the forefront of pushing the boundaries of antibody discovery and engineering by leveraging our AI-powered technology platform. This enables dynamic and precise target engagement by our antibody-based therapeutics, which are tailor made to overcome the fundamental challenges in oncology drug development today.”

SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues. SAFEbody technology can be applied to a wide variety of therapeutic modalities, including monoclonal and bispecific antibodies such as Fc empowered antibodies, antibody-drug conjugates, and T-cell engagers.

In addition to ongoing collaborations, Adagene is building a deep, broad and differentiated pipeline of transformative antibody-based therapeutics. A total of five product candidates are in clinical development, created leveraging Adagene’s AI-powered antibody technology platform. These include three wholly-owned clinical assets in phase 1b/2 development by Adagene, and two product candidates outlicensed in Greater China. Additionally, Adagene has five antibody-based candidates in IND-enabling studies and over 50 more across different stages of discovery.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements related to the anticipated effectiveness of the license and collaboration described in this press release; the companies’ plan for Sanofi to have sole responsibility for all subsequent clinical, regulatory, commercial and manufacturing activities with respect to masked versions of Sanofi antibody candidates; Adagene’ receipt of upfront payments; Adagene’ potential receipt of development and commercialization milestones, as well as royalties on sales of any products commercialized under the collaboration; and Adagene’s advancement of, and anticipated preclinical studies, clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

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